UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DICE Therapeutics, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

23345J104

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 850

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Brad Flint

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7000

September 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23345J104	Page 2

1.	Names of Reporting Persons. Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,603,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,603,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,603,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 36,366,754 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 14, 2021.

CUSIP NO. 23345J104	Page 3

1.	Names of Reporting Persons. Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,603,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,603,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,603,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 36,366,754 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 14, 2021.

CUSIP NO. 23345J104	Page 4

1.	Names of Reporting Persons. Northpond Ventures II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 689,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 689,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 36,366,754 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 14, 2021.

CUSIP NO. 23345J104	Page 5

1.	Names of Reporting Persons. Northpond Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 689,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 689,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 36,366,754 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 14, 2021.

CUSIP NO. 23345J104	Page 6

1.	Names of Reporting Persons. Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,292,871
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,292,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,292,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 36,366,754 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 14, 2021.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of DICE Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 279 E. Grand Avenue, Suite 300, Lobby B, South San Francisco, California 94080.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Northpond Ventures, LP (“Northpond LP”), Northpond Ventures GP, LLC (“Northpond GP”), Northpond Ventures II, LP (“Northpond II LP”), Northpond Ventures II GP, LLC (“Northpond II GP”) and Michael P. Rubin (collectively, the “Reporting Persons”). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Northpond LP, Northpond GP, Northpond II LP and Northpond II GP are each organized under the laws of the State of Delaware. Mr. Rubin is a citizen of the United States.

The business address of each of the Reporting Persons is 7500 Old Georgetown Road, Suite 850, Bethesda, MD, 20814. The principal business of the Reporting Persons is the venture capital investment business.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In July 2018 and November 2018, Northpond LP purchased an aggregate of 6,941,552 shares of Series B Convertible Preferred Stock (“Series B LLC Preferred Stock”) of DiCE Molecules Holdings, LLC (“DiCE LLC”) at an aggregate purchase price of approximately $15.0 million.

In December 2020, Northpond LP purchased an aggregate of 3,470,748 shares of Series C Convertible Preferred Stock (“Series C LLC Preferred Stock”) of DiCE LLC at an aggregate purchase price of approximately $9.0 million.

In August 2021, Northpond II LP purchased an aggregate of 1,819,185 shares of Series C-1 Convertible Preferred Stock (“Series C-1 LLC Preferred Stock”) of DiCE LLC at an aggregate purchase price of approximately $6.1 million.

The funds used by Northpond LP to purchase the shares of Series B LLC Preferred Stock and Series C LLC Preferred Stock came from the capital contributions of Northpond LP’s limited partners.

The funds used by Northpond II LP to purchase the shares of Series C-1 LLC Preferred Stock came from the capital contributions of Northpond II LP’s limited partners.

Reverse Stock Split

DiCE LLC’s board of managers approved a one-for-four reverse stock split of its issued and outstanding common stock and convertible preferred stock effective as of September 8, 2021. Immediately following the reverse stock split, the total number of shares of Series B LLC Preferred Stock held by Northpond LP was 1,735,388, the total number of shares of Series C LLC Preferred Stock held by Northpond LP was 867,687 and the total number of shares of Series C-1 LLC Preferred Stock held by Northpond LP was 454,796.

The Conversion

Prior to the conversion, as described below, the Issuer operated as a limited liability company organized under the laws of the State of Delaware named DiCE Molecules Holdings, LLC. Prior to the Issuer’s initial public offering, DiCE LLC was converted from a Delaware limited liability company to a Delaware corporation and changed its name to DICE Therapeutics, Inc. (such transactions, together, the “Conversion”).

As a result of the Conversion, Northpond LP received an aggregate of 1,735,388 shares of Series B Convertible Preferred Stock of the Issuer (“Series B Convertible Preferred Stock”) for 1,735,388 shares of Series B LLC Preferred Stock, Northpond LP received an aggregate of 867,687 shares of Series C Convertible Preferred Stock of the Issuer (“Series C Convertible Preferred Stock”) for 867,687 shares of Series C LLC Preferred Stock and Northpond II LP received an aggregate of 454,796 shares of Series C-1 Convertible Preferred Stock of the Issuer (“Series C-1 Convertible Preferred Stock”) for 454,796 shares of Series C-1 LLC Preferred Stock.

The Automatic Conversion

In connection with the Issuer’s initial public offering, all shares of the Issuer’s Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series C-1 Convertible Preferred Stock were automatically converted into an equal number of shares of Common Stock.

In connection with the Issuer’s initial public offering, Northpond II LP acquired 235,000 shares of Common Stock at a purchase price of $17 per share for approximately $4.0 million. The funds used by Northpond II LP to purchase the shares of Common Stock came from the capital contributions of Northpond II LP’s limited partners.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Northpond LP purchased the shares of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Issuer and Northpond II LP purchased the shares Series C-1 Convertible Preferred Stock of the Issuer and shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Shaan C. Ghandi, a Director at Northpond Ventures LLC, an affiliate of the Reporting Persons, was appointed to the board of directors of the Issuer by Northpond LP pursuant to the Investors’ Rights Agreement (defined below).

Each of the Reporting Persons intends to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. Each of the Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Percentages set forth in this Schedule 13D were calculated based on 36,366,754 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 14, 2021.

As of the date hereof, Northpond LP owns directly (and therefore is deemed the beneficial owner of) 2,603,075 shares of Common Stock, which represents approximately 7.2% of the number of shares of Common Stock outstanding. Northpond LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond LP, Northpond GP may be deemed to be the indirect beneficial owner of the 2,603,075 shares of Common Stock beneficially owned by Northpond LP, which represents approximately 7.2% of the number of shares of Common Stock outstanding. Northpond GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP.

As of the date hereof, Northpond II LP owns directly (and therefore is deemed the beneficial owner of) 689,796 shares of Common Stock, which represents approximately 1.9% of the number of shares of Common Stock outstanding. Northpond II LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond II LP, Northpond II GP may be deemed to be the indirect beneficial owner of the 689,796 shares of Common Stock beneficially owned by Northpond II LP, which represents approximately 1.9% of the number of shares of Common Stock outstanding. Northpond II GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond II LP.

Mr. Rubin is the sole managing member of each of Northpond GP and Northpond II GP. As a result of the foregoing relationships, Mr. Rubin may be deemed to be the indirect beneficial owner of the 3,292,871 Common Stock beneficially owned by Northpond LP and Northpond II LP, which represents approximately 9.1% of the number of shares of Common Stock outstanding. Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP and Northpond II LP.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Northpond LP and Northpond II LP have the right to receive from Northpond LP and Northpond II LP, respectively, dividends that it receives from, or the proceeds that it receives from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Investors’ Rights Agreement

Northpond LP, and Northpond II LP and certain other holders of the Issuer’s Common Stock are party to an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), which provides that Northpond LP and certain other investors with the right to demand that the Issuer file a registration statement or request that their shares of the Issuer’s capital stock be covered by a registration statement that the Issuer otherwise files, in each case as described below.

Demand Registration Rights

Beginning 180 days after the completion of the Issuer’s initial public offering, if the holders of a majority of the then-outstanding registrable securities (or a lesser percent if the anticipated aggregate offering price of such shares to be registered, net of underwriting discounts and commissions, would exceed $7,500,000), request the registration under the Securities Act of such holders’ registrable securities, the Issuer is obligated to provide notice of such request to all holders of registration rights and, as expeditiously as possible, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. The Issuer is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The Issuer may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days, if after receiving a request for registration, it furnishes to the holders requesting such registration a certificate signed by its Chief Executive Officer stating that, in the good faith judgment of its board of directors, it would be seriously detrimental to the Issuer and its stockholders.

Form S-3 Registration Rights

The holders of at least $2.0 million in aggregate principal amount of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3. The stockholders may only require the Issuer to effect two registration statements on Form S-3 in a 12-month period. The Issuer may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days, if after receiving a request for registration, it furnishes to the holders requesting such registration a certificate signed by its Chief Executive Officer stating that, in the good faith judgment of its board of directors, it would be seriously detrimental to the Issuer and its stockholders.

Piggyback Registration Rights

If the Issuer registers any of its securities for public sale in cash, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a registration relating to any of the Issuer’s employee benefit plans, a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration that requires information that is not substantially the same as the information required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered or issuable upon the exercise of warrants. In an underwritten offering, if the total number of securities requested by stockholders to be included in the offering exceeds the number of securities to be sold (other than by the Issuer) that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then the Issuer will be required to include only that number of securities that the underwriters and the Issuer, in their sole discretion, determine will not jeopardize the success of the offering. If the underwriters determine that less than all the registrable securities requested to be registered can be included in the offering, the number of registrable shares to be registered will be allocated among holders of the Issuer’s registrable securities, in proportion to the amount of registrable securities owned by each such holder. However, the number of shares to be registered by holders of registrable securities cannot be reduced unless all other securities (other than as offered by the Issuer) are first entirely excluded. The number of registrable securities included in the offering may not be reduced below 20% of the total number of securities included in such offering, except for in connection with an initial public offering, in which case the underwriters may exclude these holders entirely.

Expenses of Registration Rights

The Issuer generally will pay all expenses, other than underwriting discounts and selling commissions incurred in connection with each of the registrations described above, including the reasonable fees and disbursements of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (i) upon a deemed liquidation event, as defined in the Issuer’s certificate of incorporation or (ii) upon the third anniversary of the completion of this offering.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor’s Rights Agreement filed as Exhibit B to this Schedule 13D and incorporated herein by reference.

Lock Up Agreement

On July 2, 2021, Northpond LP entered into a Lock-up Agreement (the “Lock-up Agreement”) with BofA Securities, Inc., SVB Leerink LLC and Evercore Group L.L.C., as representatives of the underwriters of the Issuer’s initial public offering. Pursuant to the Lock-up Agreement, Northpond LP agreed, subject to certain exceptions, not to dispose of or hedge any of the Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period of 180 days following the date of the prospectus for the Issuer’s initial public offering, except with the prior consent of BofA Securities, Inc., SVB Leerink LLC and Evercore Group L.L.C.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement filed as Exhibit C to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 259061), filed with the SEC on September 9, 2021).

C.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 259061), filed with the SEC on September 9, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

Northpond Ventures II, LP By: Northpond Ventures II GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

Northpond Ventures II GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

By:	/s/ Michael P. Rubin
Name: Michael P. Rubin